

September 24, 2014

<u>Via E-mail</u>
Louis E. Greer
Principal Financial Officer
Trustmark Corporation
248 East Capitol Street
Jackson, Mississippi 39201

      Re: **Trustmark Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed February 24, 2014
               File No. 000-03683

Dear Mr. Greer:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Todd K. Schiffman

               Todd K. Schiffman
               Assistant Director